Exhibit 99.1

RepliCel Life Sciences Receives TSX Venture Exchange Approval to Extend Warrant Expiry Dates

VANCOUVER, April 7, 2015 /CNW/ - RepliCel Life Sciences Inc. (the "Company" or "RepliCel") (OTCQB: REPCF) (TSX.V: RP), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, today announced that it has received approval from the TSX Venture Exchange to extend the term of 2,043,555 share purchase warrants (the "Warrants").  The original term of 1,643,555 of the Warrants was two years and expires on April 10, 2015 and the original term of 400,000 of the Warrants was two years and expires on May 21, 2015.  The Company has received approval to extend the expiry date for a period of one year to April 10, 2016 for 1,643,555 of the Warrants and to May 21, 2016 for 400,000 of the Warrants. In all other respects the terms of the Warrants will remain unchanged and in full force and effect.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address diseases caused by a deficit of healthy cells required for normal healing and function. The company's RCT-01, RCS-01, and RCH-01 cell therapies are designed to treat chronic tendinosis, damaged or aging skin, and pattern baldness. All product candidates are based on RepliCel's innovative technology utilizing cell populations isolated from a patient's own healthy hair follicles. The company is also developing a propriety injection device optimized for the administration of its products and licensable for use with other dermatology applications. The company's product pipeline is comprised of multiple clinical trials anticipated to launch in 2015, in addition to Shiseido's own clinical trial of RCH-01 and the device in late prototype development. Visit www.replicel.com for additional information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE RepliCel Life Sciences Inc.

%CIK: 0001205059

For further information: CORPORATE/MEDIA: Tammey George, Director of Communications, Telephone: 604-248-8696, tg@replicel.com; INVESTOR RELATIONS: Lee Buckler, VP Business & Corporate Development, Telephone: 604-248-8693, lee@replicel.com

CO: RepliCel Life Sciences Inc.

CNW 18:18e 07-APR-15